March 24, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Amit Pande, Accounting Branch Chief

Re:	Responses to Comments on

1st United Bancorp, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2010

(File No. 001-33462)

Dear Mr. Pande:

1st United Bancorp, Inc. (the “Company”) hereby provides the following responses in reply to the Staff’s comment letter dated March 16, 2011 (the “Comment Letter”) in connection with the above-referenced Form 10-K and certain related documents.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment in the Comment Letter.

Form 10-K for Fiscal Year ended December 31, 2010

Loan Quality, page 14

1.

We note your troubled debt restructured loans of $14.7 million as of December 31, 2010. Given the significant increase in your restructured loans from $1.99 million at December 31, 2009, please tell us and revise your future filings to disclose the following:

•	A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
•	Your policy on how many payments the borrower needs to make before returning the loan to accrual status; and

Securities and Exchange Commission

Division of Corporation Finance

March 24, 2011

•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

Response: Modifications of terms for our loans and their inclusion as troubled debt restructurings are based on individual facts and circumstances. Loan modifications that are included as troubled debt restructurings may involve reduction of the interest rate, extension of the term of the loan and/or forgiveness of principal, regardless of the period of the modification. Generally, we will allow interest rate reductions for a period of less than two years after which the loan reverts back to its original interest rate. Each of the loans included as troubled debt restructurings at December 31, 2010 had interest rate modifications from 6 months to 2 years before reverting back to the original interest rate. All of the loans were modified due to financial stress of the borrower.

We currently do not have any loans that were troubled debt restructurings that are included in non-accrual status at December 31, 2010. Loans retain their accrual status at the time of their modification. As a result, if a loan is on non-accrual at the time it is modified, it stays as non-accrual, and if a loan is on accrual at the time of the modification, it generally stays on accrual. A minimum of six payments of both principal and interest are required before we will put a loan back on accrual that was previously on non-accrual.

We will revise future filings to reflect this response.

2.

Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Response: During the year ended December 31, 2010, we had approximately $2.6 million in commercial real estate and $650,000 in residential loans which we lowered the interest rate prior to maturity to competitively retain the loan. Due to the borrowers' significant deposit balances and overall quality of the loans, these loans were not included in troubled debt restructurings. In addition, each of these borrowers was not considered to be in financial distress and the modified terms matched current market terms for borrowers with similar risk characteristics. We had no other loans where we extended the maturity or forgave principal that were not already included in troubled debt restructurings or otherwise impaired.

We will disclose this information in future filings.

Securities and Exchange Commission

Division of Corporation Finance

March 24, 2011

Financial Statements, page 60.

Note 1 – Summary of Significant Accounting Policies, page 64

Allowance for Loan Losses, page 65

3.

We note your policy for determining your overall allowance for loan loss. Please tell us and revise future filings to include your policy for determining the allowance for loan loss by portfolio segment, as required by ASC 310-10-50-11B(a)(1)-(3). Please also revise future filings to include your policy for charging off uncollectible financing receivables by portfolio segment as required by ASC 310-10-50-11B(b).

Response: The allowance for loan losses is evaluated at the portfolio segment level using the same methodology for each segment. The historical net losses for a rolling two year period is the basis for the general reserve for each segment which is adjusted for each of the same qualitative factors (i.e., nature and volume of portfolio, economic and business conditions, classification, past due and non accrual trends) evaluated by each individual segment. Impaired loans and related specific reserves for each of the segments are also evaluated using the same methodology for each segment.

Charge-offs of loans are made by portfolio segment at the time that the collection of the full principal, in management's judgment, is doubtful. This methodology for determining charge-offs is consistently applied to each segment.

We will revise future filings to make each of these disclosures more explicit.

4.

We note your policy disclosure on page 66 with respect to loans measured on a loan-by-loan basis for impairment. Please tell us how your current disclosure complies with ASC 310-10-50-15(d) which requires you to explicitly disclose your policy, by class of financing receivable, for determining which loans are individually assessed for impairment or revise your future filings accordingly.

Response: The disclosure will be revised in future filings to provide additional detail as follows (the remaining three sentences of the paragraph will be eliminated):

Impairment is measured on a loan-by-loan basis for all classes of loans by (i) the present value of the expected future cash flows discounted at the loan’s effective interest rate (at inception for troubled debt restructurings), (ii) the loan’s obtainable market price, or (iii) the fair value of the collateral if the loan is collateral dependent.

We will revise future filings to reflect this response.

Securities and Exchange Commission

Division of Corporation Finance

March 24, 2011

5.

We note your disclosure stating that loans that experience insignificant payment delays and shortfalls generally are not classified as impaired. Please tell us and revise your future filings to disclose the typical length of such delays.

Response: The Company considers loan payments made within 90 days of the due date to be "insignificant payment delays." Payment shortfalls are tracked as past due amounts.

We will revise future filings to reflect this response.

FDIC Loss Share Receivable, page 66

6.

We note your disclosure stating you will record a charge to earnings if the company determines that it cannot support the FDIC Loss Share Receivable. Please tell us and revise your future filings to be more specific with respect to how and when decreases andincreases to the indemnification asset are recognized. For example, when cash flow estimates related to the acquired loans are adjusted upward, explain whether you are accreting those adjustments over the life of the related covered loans. Additionally, when cash flow estimates are adjusted downward, explain whether you are recognizing the impairment immediately in income.

Response: The FDIC Loss Share Receivable is reviewed quarterly and adjusted for any changes in expected cash flows based on recent performance and expectations for future performance of the covered loans and covered real estate owned (collectively “Covered Assets”). Any increases in cash flows of the Covered Assets will be accreted into income over the life of the Covered Asset but will reduce immediately the FDIC Loss Share Receivable. Any decreases in the cash flow of the Covered Assets under those expected will result in the impairment to the Covered Asset and an increase in the FDIC Loss Share Receivable to be reflected immediately. Adjustments to the FDIC Loss Share Receivable will be recorded to non-interest income.

We will revise future filings to reflect this response.

Note 2 – Acquisitions, page 68

7.

Please tell us and revise future filings to provide an expanded discussion of how you applied ASC 310-30 to the loans acquired in your acquisitions. In association with explaining your application of ASC 310-30, please tell us and revise future filings to discuss:

•	How you individually identified whether your purchased loans were subject to ASC 310-30 and
•	Whether you classify purchased loans accounted for in accordance with ASC Topic 310-30 as nonperforming loans.

Securities and Exchange Commission

Division of Corporation Finance

March 24, 2011

Response: We evaluated each of the acquired loans under ASC 310-30 to determine whether (1) there was evidence of credit deterioration since origination, and (2) it was probable that we would not collect all of the contractually required payment receivable. We determined the best indicator of such evidence was an individual loan's payment status and/or whether a loan was determined to be classified by us based on our review of each individual loan. Therefore, generally each individual loan that should have been or was on nonaccrual at the acquisition date, loans contractually past due 60 days or more, and each individual loan that was classified by us were included subject to ASC 310-30. These loans were recorded at the discounted expected cash flows of the individual loan and are currently disclosed in Note 4.

Loans which were evaluated under ASC 310-30, and where the timing and amount of cash flows can be reasonably estimated, were accounted for in accordance with ASC 310-30-35. The company applies the interest method for these loans under this subtopic and the loans are excluded from non-accrual. If at acquisition we identified loans that we could not reasonably estimate cash flows or if subsequent to acquisition such cash flows could not be estimated, such loans would be included in non-accrual.

We will revise future filings to reflect this response.

Note 4 – Loans, page 73

8.

Please revise future filings to provide all of the disclosures required by ASU 2010-20, “Credit Quality of Financing Receivables and the Allowance for Credit Losses”. We note for instance, that your roll forward of the allowance for loan losses on page 74 does not disclose the information by portfolio segment as required by ASC 310-10-50-11B)(c) . Similarly, the average impaired loan information included on the bottom of page 76 does not appear to include the information by class of financing receivables as required by ASC 310-10-50-15(c)(1)-(3).

Response: We will revise future filings to provide all of the disclosures required by ASU 2010-20.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

March 24, 2011

The Company is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact the Company’s counsel, Michael V. Mitrione of Gunster, Yoakley & Stewart, P.A., at (561) 650-0553, David C. Scileppi of Gunster, Yoakley & Stewart, P.A. at (954) 713-6433, or the undersigned at (561) 616-3046.  Facsimile transmissions may be made to the undersigned at (561) 616-3108.

Very truly yours,

1st United Bancorp, Inc.

By:	/s/John Marino
John Marino
President & Chief Financial Officer